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July 14, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Superior Industries International, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”) Additional Soliciting Materials filed on Schedule 14A
Filed on July 8, 2014 and July 10, 2014 by GAMCO Asset Management, Inc., Mario J. Gabelli, Philip T. Blazek, Ryan Morris and Walter M. Schenker
File No. 001-06615

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 10, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with GAMCO Asset Management, Inc. and the other participants in the solicitation (collectively “GAMCO”), and we provide the following responses on GAMCO’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Background to the Solicitation, page 4

1.	We note the revisions made in response to prior comment 2. Please further clarify that GAMCO presented the stockholder declassification proposal in the prior proxy contest.

GAMCO acknowledges the Staff’s comment; however, GAMCO did not present the declassification proposal in the prior proxy contest.  Please find the following excerpt from the Company’s 2013 definitive proxy statement “[o]n the recommendation of the Nominating and Corporate Governance Committee, the Board has approved and recommends that the shareholders adopt the amendments to the Restated Articles to eliminate the classification of the Board over a two-year period and provide for the annual election of all directors beginning with the 2015 Annual Meeting of the Shareholders, as well as make certain conforming changes to the Restated Articles.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 14, 2014

Reasons for the Solicitation, page 6

2.
Please provide additional context to the chart presenting the company’s total shareholder return relative to the S&P 500. For example, if the companies included in the S&P 500 are significantly larger than Superior Industries or otherwise not as comparable to the peer group of companies normally associated with Superior Industries, revise to state this fact and explain why you still believe the comparison to the S&P 500 is meaningful.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that, although the companies comprising the S&P 500 are significantly larger than Superior Industries, GAMCO believes the comparison to the S&P 500 is meaningful because it is one of the most commonly followed equity indices, and it is widely considered one of the best representations of the U.S. stock market as a whole. See page 6 of the Proxy Statement.

3.
We refer to the revisions made in response to prior comments 3 and 4. Although the disclosure now states that the participants have no specific plans, your disclosure does not provide support for GAMCO’s beliefs regarding the meaningful opportunities that exist to enhance value. We note disclosure that “there is much more to be done including use of the company’s over-capitalized balance sheet...” and “actions within the control of the management and Board” that GAMCO believes could lead to the realization of greater value. Please clarify these statements and/or provide support for your beliefs or remove the statements.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to remove the statements. See page 6 of the Proxy Statement.

4.	Please clarify in the proxy statement and soliciting materials why the participants now have “heightened” concerns. In doing so, please be mindful of Rule 14a-9, Note b.

GAMCO acknowledges the Staff’s comment and respectfully believes that its use of “heightened” concerns does not violate Rule 14a-9, Note b; however, GAMCO has revised the Proxy Statement to eliminate such reference. See page 6 of the Proxy Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

CC:	Steve Wolosky, Olshan Frome Wolosky LLP
David Goldman, GAMCO Asset Management Inc.
George Maldonado, GAMCO Asset Management Inc.